Exhibit 99.1

St. John’s, NL (July 13, 2016):

Fortis Inc. to Hold Teleconference on July 29 to Discuss Second Quarter 2016 Results

Fortis Inc. (“Fortis” or the “Corporation”) (TSX:FTS) will release its second quarter 2016 results on Friday, July 29, 2016. A teleconference and webcast will be held the same day at 10:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, Fortis, and Karl Smith, Executive Vice President, Chief Financial Officer, Fortis, will discuss the Corporation’s second quarter 2016 results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until August 29, 2016. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 27371747.

About Fortis

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately CAD$28 billion and fiscal 2015 revenue of CAD$6.7 billion. The Corporation's asset mix is approximately 96% regulated (70% electric, 26% gas), with the remaining 4% comprised of non-regulated energy infrastructure. The Corporation's regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean.

Fortis shares are listed on the TSX and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Kealey Martin

Manager, Investor Relations

Fortis Inc.

Phone: 709.737.2900